UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLIVETREE FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE PARISE (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 CROSSWAYS PARK DRIVE WEST	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH SAVIO _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

OLIVETREE FINANCIAL, LLC _____ , as

of DECEMBER 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER

Title



JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 20 22

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☑ (l) An Oath or Affirmation
☐ (m) A copy of the SIPC Supplemental Report
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Olivetree Financial, LLC
Statement of Financial Condition
December 31, 2019
(With Report of Independent Registered Public Accounting Firm Thereon)

Olivetree Financial, LLC
Contents
As of December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Olivetree Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Olivetree Financial, LLC, (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2012

Woodbury, NY
February 28, 2020

Mazars USA LLP
60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.mazarsusa.com

Mazars USA LLP is an independent member firm of Mazars Group.



Olivetree Financial, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	617,018
Due from brokers and clearing organizations		755,803
Due from parent		273,182
Deferred tax asset		190,705
Research fee receivable		105,370
Security deposits		77,621
Prepaid expenses		53,942
Fixed assets, net of accumulated depreciation		211,825
Right of use asset		708,934
Total assets	$	2,994,400

Liabilities and Member's Equity

Accrued expenses and other payables	$	814,959
Lease liability		718,923
Total liabilities		1,533,882
Member's equity		1,460,518
Total Liabilities and Member's Equity	$	2,994,400

The accompanying notes are an integral part of this financial statement

Olivetree Financial, LLC
Notes to the Statement of Financial Condition
December 31, 2019

1.   Organization and Nature of Business

Olivetree Financial, LLC (the "Company") is a wholly-owned subsidiary of Olivetree Financial Limited (the "Parent") and was formed on December 15, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company distributes, to U.S. institutional investors and other U.S. registered broker-dealers, the research of its Parent, a financial services firm authorized and regulated under the Financial Conduct Authority in the United Kingdom. The Company accepts and executes orders from U.S. institutional investors and U.S. broker-dealers primarily in relation to foreign securities covered by this research. The Company also accepts orders in relation to certain U.S. equity securities and American Depository Receipts. The Company may also act as a member of a selling group in selected underwritings on a best efforts basis and may conduct a private placement business. The Company transmits orders in foreign securities to the Parent for execution and clearing which is facilitated through a chaperoning agreement under Rule 15a-6 of the Securities Exchange Act of 1934.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule except for certain transactions under rule 15a-6 which could result in non-exempt status. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company does not hold customer funds or securities and therefore it is exempt from the requirement of SEC Rule 15c3-3. With respect to SEC Rule 15a-6, the Company is not exempt from rule 15c3-3. The Company is subject to a chaperoning agreement with its parent pursuant to which the Company chaperones certain activities of the parent in the U.S.

The liability of the member for the losses, debts, and obligations of the Company is generally limited to its contributions.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of these leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the

rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Cash

The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts. At December 31, 2019, the Company had $362,018 in cash which exceeded the federally insured limits.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life for computer and equipment is five years.

Expenditures for maintenance, repairs, and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Revenue and Expense Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade-date because that is when the underlying financial instrument or purchaser is identified, the pricing is agree upon and the risks and rewards of ownership have been transferred to/from the customer. Research fees received in return for a research product, either directly from clients or from brokers, are recorded when services are delivered.

Receivable balances for the beginning and ending of the period are as follows:

Beginning and Ending receivable balances are as follows:

	December 31, 2019	January 1, 2019
Due from brokers and clearing organizations	755,803	3,655,340
Due from parent	273,182	429,859
Other receivables	105,370	80,800

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company has elected to be treated as a corporation for Federal, state, and local income tax purposes. The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

3. **Clearing Agreement**

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2019, the Company has a receivable of $755,803 from brokers and clearing organizations which includes a clearing deposit of $100,000.

4. **Fixed Assets**

A summary of the cost and accumulated depreciation of fixed assets at 2019 is as follows:

Furniture and Equipment	$	504,604
Less: accumulated depreciation		(292,779)
	$	211,825

5. **Leases**

The Company has an obligation as a leasee for office space with a lease term of approximately five years. The Company classified this lease as an operating lease. At December 31, 2019, the Company has recorded a right of use asset of approximately $708,000 and a liability of approximately $718,000.

6. **Commitments**

On January 29, 2016, the Company entered into a Lease Assignment and Assumption agreement ("Lease") with a commencement date of March 1, 2016, for a new office space located in Suite 201, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, CT. On May 29, 2017, the Company entered into an operating sublease agreement with a subtenant for this office space. Per the terms of the agreement the Company received monthly payments from the subtenant until the expiration date of February 27, 2019.

In June 2017, the Company entered into a Lease agreement ("Lease") for a new office space located at 420 Lexington Avenue, New York, NY 10170. The Company then entered into a Lease modification agreement on July 17, 2017, to modify certain terms of the lease. The remaining lease term is 3.6 years and the discount rate used on the lease was 3.5%.

Minimum annual rental commitments are as follows at December 31, 2019.

Rent commitments

Year ending December 31,	Amount
2020	206,735
2021	212,420
2022	218,261
2023	129,338
	$ 766,754
Less: Imputed interest	47,831
	718,923

7. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

8. Related Party Transactions

The Company is economically dependent on its Parent and the Parent will continue to financially support the operations of the Company. The Company has a Commission Sharing Agreement (the "Agreement") with the Parent. Under terms of the agreement, the Parent Company executes customer orders of foreign securities which are cleared through Pershing UK.

9. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2019, differences in depreciation methods, accrued expenses and net operating loss carryforwards gave rise to a net deferred tax asset of approximately $191,000 consisting of a deferred tax asset of $244,000 and a deferred tax liability of $53,000.

As of December 31, 2019, the Company had net operating loss carryforwards of approximately $718,000 for Federal and $578,000 for state and local purposes available to offset future taxable income. The net operating loss carryforwards expire at various times through 2037.

Management has made an assessment of the net operating loss carryforwards and has determined that it is more likely than not that the net operating loss carryforwards will be utilized. As a result, the Company has not recorded a valuation allowance.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of December

31, 2019. Generally, the Company's tax returns are subject to examination by Federal, state, and local authorities for a period of three years from the later of the due date of such returns or the actual date the returns were filed.

10.   Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At December 31, 2019, the Company had net capital of $547,873, which exceeded the regulatory requirement by $297,873.